Exhibit 99.3

Accelus Investor Presentation Transcript	Transcribed By: FINSIGHT 530 7th Avenue New York, NY 10018
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[Slides 1-3]
[Chris Walsh]

Thank you, everybody. I'm Chris Walsh, CEO and Co-founder of Accelus.

As a general reminder, please refer to the disclaimer and confidentiality notice on slide 2 and 3, as we will be making forward looking statements throughout today’s presentation.

[Slide 4]
And with me today are Kevin Williamson, our CFO, and Joe Swedish from Concord Health Partners.

Accelus is a commercial stage medical technology company with a mission to accelerate the adoption of minimally invasive surgery, MIS, as the standard of care in spine. With a portfolio of MIS spinal implants, leveraging its proprietary adaptive geometry technology, and a compact precision robotics platform, we are focused on improving procedures and outcomes, creating favorable economics, and providing broad accessibility across end markets, including ambulatory surgery centers.

And so, we've looked at products and markets within the spinal care continuum that markedly improve patient outcomes, while markedly creating favorable economics. And two very difficult things to reconcile, but as you'll see as we discuss both product lines in the robotic and implant offerings, we’ve done just that.

So, as we looked for a capitalization event, of course we wanted to partner with someone that would be accretive and bring something to the table that complemented us.

And so, as we got to know Joe Swedish and the folks over at Concord, we realized that really the perfect partner had lined itself up, and really an opportunity for  device and chair executives to collaborate to build a trust dividend back to the hospital systems to show that this is really transformational innovation, while markedly lowering the cost of health care. And so, we are excited to partner with Concord on that rationale.

So, I'll turn it over to Joe and get a perspective of what Concord saw with Accelus. And then I'll follow up with a discussion on Accelus and our value propositions clinically.

[Slide 5]
[Joseph Swedish]
Good morning, and thanks, Chris.

This morning we announced that CHP Merger Corp. is merging with Accelus, a company that is uniquely equipped to transform the minimally invasive spine surgery segment, which is a market that remains largely underserved. We're quite excited about this opportunity, as spinal fusion for interbody devices is $6.5B market in the U.S. alone.

Accelus has developed a differentiated solution, combining innovative spinal implants with an affordable, easy-to-use robotic and navigation platform that creates broad accessibility by allowing surgeons to increase operative efficiencies with favorable physician and facility economics. This solution was designed to deliver improved clinical outcomes while creating immediate and meaningful cost reductions that delivers tangible benefits to providers, payers, and patients.

The combination of innovative implant systems and an enabling robotic and navigation technologies is intended to allow for increased quality of care, decreased cost of care, and improved access to markets that have historically been economically inaccessible.

Accelus presents an attractive business and clinical model that can drive product pull-through and generate favorable gross margins. We believe the model provides an exciting opportunity for CHP to assist in accelerating growth, given our relationship with the American Hospital Association and health systems across the country. And finally, we are impressed with the team's strategic vision, and most importantly, their experience in this industry having scaled companies in the spine industry.

With that, I'll turn the call over to Chris Walsh to tell you more about this story.

[Slide 6]
[Chris Walsh]
First, I would tell you about Accelus, it's important to talk historically about the merger that happened recently this summer in July between Integrity Implants and Fusion Robotics.

Our mission statement is very simple, and it is to accelerate the move to a minimally invasive spine surgery paradigm. Currently, only 20% of spine surgeries done are done MIS or minimally invasive. The rest are done open. And the association with long recovery times, and postoperative narcotics, and just a tough recovery, infections, still resonates with the general public, and to move this to MIS surgery, and we consider sports medicine, how the arthroscopy really overtook that sector almost overnight.

MIS has been, in spine, has been a slower growth, and so we know beyond a shadow of a doubt that we're holding on to the technological components to accelerate that well beyond, while doing so with a very high margin.

And so, the merger rationale was simple: to have markedly improved clinical outcomes, while dramatically reducing costs, and maintaining very high margins, and those are three very hard filters to hit. And as we'll talk about, both the Integrity Implants line and the Fusion Robotics product line reconciled with that investment thesis.

[Slide 7]

If you take Accelus at a glance, currently what we're looking at for our revenue, and we're revenue proven, is a vast, underserved market. We really have a test case with one posterior approach to the spine with our technology platform.

And so, there's all of the other segments and silos that are remain in front of us in a very linear path. So, huge green grass in front of us. We're already clinically-impactful, data-driven, cost-effective, enabling implant technology.

So, this early on, we've been able to achieve data that's created, that allowed us to achieve the  CE mark in Europe through an IJSS peer-reviewed clinical journal. So already data-driven, evidence-based platform and moving into the robotics space: transformational robotics solution.

Currently, the robotic market is the first-generation robotic entries, and like all first generation, you have a very kludgy, cumbersome, complex product offerings. And so, we really are coming in with something, that next generation that approximates the ergonomics in the workflow, that the current ORs are demanding. And that we're doing that at a third of the cost is just really the icing on the cake. It's a very dynamic business model. The revenue pull-through opportunities, typically, you may see with one enabling technology that we’re holding on to so many enabling technologies creates pull through interbodies. So, as we’ll see, the interbodies and the implants have an attraction and a gravity to them that solve clinical problems that will pull robotic and screws. The robotic offering will create a revenue gantry that will pull in the implants and the screws. And we have screw technology that’s proprietary and will also attract surgeons through that channel. So, I’ve never seen a company and spine with as many portals into it, of transformational innovation. And all of that, and doing that and lowering the cost, not even being cost neutral, but dramatically lowering the cost creates huge accessibility.

And so oftentimes you’ll see these technologies isolated to inpatient facilities that can afford the high cost and take the time, or at academic institutions. But when we are able to lower the cost and increase the workflow and increase the patient outcomes, you’re able to create accessibility to outpatient facilities and also abroad to the international markets. And so, we’ll discuss how this accessibility really solves for global population health.

[Slide 8]
You know, the current US market is $6.5B spinal market, quite simply, we address the entire market. Now the immediate total addressable market is about 75-80% and the future addressable market as we move into motion restoration/disc if we decide that it is valid, will be the entire market and much different than most of the venture groups and startups we’ve seen, which are very typically focused and have a much narrower swath, so to speak. So really an incredible opportunity to overlay this technology into fusion, into decompression, and eventually into motion restoration.

[Slide 9]
If you look at our product offering, we internally have a slang term in terms of the happy meal, and it’s really every fusion face requires three main components.

And much like a burger fry and a coke, there’s a interbody where the disc was taken and a cage was placed. There’s a screw fixation and a biologic to sort of accelerate the fusion. So, you see that in the lumbar spine, the thoracic, the cervical, it’s all common.

And so, to get that happy meal, that procedural capture, we have that, and we have innovative value propositions that drive that through each silo of that. So, through the inner body and through an adaptive geometry platform, through the strew system, through the Periscope, the LineSider and Mongoose offerings, through a biologic ability, and simply through the amount of biologics we can get through that through the device, creates a huge biologic opportunity in terms of revenue. And of course, now, adding the Remi robot to it, creates a robotic safety, precision, decrease in radiation through all of the implants. Everything is implanted more precisely, with less radiation, more quickly. So, the entire story creates an MIS ecosystem with many different levers driving revenue to the company, and it’s an exciting thing and we’ll break down the dynamic in the coming slides.

[Slide 10]
So, if you look at why is MIS surgery stuck at 20% and try to understand that. Yeah, there’s several sort of spokes of it/ It’s the complexity, it typically becomes, to go through, to get a ship in the bottle, so to speak, to build that, requires a smaller apertures, more instruments, everything just becomes more difficult than an open case where there’s a lot of room and real estate. You lose visualization. It is not reproducible through the spread of surgeons. So typically, a small group, historically, has been able to do it where the 80% has not, the radiation goes up, there’s more imaging, you want to see where you are, they use fluoroscopy. And as many white papers have shown, surgeons are dying of obscure cancers not seen and been directly associated with the MIS and the increase in radiation. This is a big issue with them. It’s inefficient. They slow down. Surgeons are doing 5 or 6 cases. They switch them to MIS; those turn to 1 or 2 cases a day. So, their whole practice is affected when they become that slow, and it’s a high learning curve. It may take them a year of working through this to have enough facility to make that switch and get across the thing. And as we’ll talk about, adaptive geometry coupled with precision robotics at an affordable cost, will address all of these gauntlets and really will accelerate this into well beyond 20%.

[Slide 11]
So, we just take a quick timeline of our company, Accelus, this is where we came in. We acquired a portfolio company early on with the core technology that became the flat rock, reiterated that through the early years and really focused on doing one thing very well, the posterior market. As I said, our revenue has been a test case, but really a race to get to reproducibility, a final form factor that can scale. And so, we focused on the posterior TLIF market. And realized, towards 2019, we moved into that reproducibility.

Of course, right there, a lot of things happened. Of course, the pandemic happened. But at the same time, our team did a fantastic job in getting regulatory approvals and shrinking our device to a smaller size. See the FlareHawk7, that’s seven or FlareHawk9, represents the starting width – you can see a number two pencil. So, we were able to get this to a very small insertion profile in FlareHawk7, which opened up the endoscopic market and the percutaneous – all done. And of course, the TiHawk, in reconciling with the growth in titanium and making sure that we are able to reconcile that market.

Along the way, we released our posterior screw line, the LineSider, and the Mongoose and the hyper-innovative Periscope screw, which is a telescoping pedicle screw. And really overlaid and set up for a robotic merger. Alex Lukyanov, the chairman of Fusion Robotics and Dr. Kevin Foley, a very famous MIS spine surgeon and really the pioneer for MIS spine surgery , a large Medtronic consultant, split off and formed Fusion Robotics along with Brad Clayton, one of the early executives that built the Stealth and O-arm and current MAZOR systems, and they saw a need for a more nimble system.

Alex himself personally has invested in our company. He asked if we could use our screw system to get their approval. They were going to make a closed-ended system. We said yes, and we figured this strategic provided all the strategic sort of bought a large acquisition, the billion-dollar acquisitions, and the opportunity for a merger presented itself. Alex saw this and approached us with it. We spent, you know, really during this pandemic getting that merger done. And this summer, we were able to come together as a combined entity, as Accelus, and really integrate the teams.

So, moving down the timeline, the Toro, which was acquired along the way, another adaptive geometry implant, was received FDA clearance in 2022.

[Slide 12]
Moving into basic problem in the market and what really where our mission is. And the basic problem is this footprint: you’re holding open the spine where the nerve has been compressed and just think of a snowshoe, keeping someone’s weight atop the snow. If your shoe is too small, you’ll sink through the snow. If it gets big enough and enough area, your load is spread out and you stay atop the snow. So how do you get a snowshoe through the ship in the bottle and the tire jack? The current expandable cage market is just the tire jack, and just the tire jack puts a lot of stress on not enough area.

And so, what we’ve been what we’ve done, and that results so that your surgeon is faced with the conundrum. He’s going to pick to respect the nerve anatomy or the bone anatomy. If he respects the nerve anatomy, he’ll put something in small and X percentage of time, that bone will sink through the snow, so to speak. Snow being the bone. If he respects the bony anatomy X percentage of time, a nerve injury will occur because he’ll have to put a wide enough thing in, and the nerve will have to be retracted and X percentage of time nerve retractions will occur. foot drop, neuro proxy, etc. commonly known within all of the approaches. So, what the market has done is move the trajectory. They’ve gone from the side, from the front, from the back again because their implants have been monolithic or static in their nature and so when your geometry changes, when the implant can change its insertion shape on the other side of the nerve, you’re able to create tremendous what we call access without compromise. That we’re able to do this at a very high gross margin is really the magic. And now, with clinical results in hand that resulted in the European CE mark, 97.4% fusion rate without the help of an additional biologics. Because it was the public market in the CE, we were limited in what we were, so, no BNP or demoralized bone matrix or processed biologics that add costs. So, zero adverse events within 214 levels in the data. 0% subsidence, and that’s the most noteworthy stat, subsidence in the posterior approach lives squarely around 15%, the median number between 8 and 20%. So, in the literature, to have 0% subsidence was unheard of. At 214 levels was a substantial cohort to suggest what we thought long, long ago that the implant is very resistant to subsidence.

And so being able to get the snowshoe and the tire jack through that really springs a huge block for MIS surgery to move past that 20%. To be able to do that at a cost point to move into the ambulatory surgery centers really is favorable economics to make that change even more so.

That they all orchestrate together is this MIS ecosystem that we’re talking about. So, we’ll delve into that here.

[Slide 13]
And so, we’ll just take what is Adaptive Geometry? What does that mean? And so essentially, if you take a look at FlareHawk as the first example, FlareHawk was designed by a stent engineer from Guidant. And so, he looked at things in a compressed pattern that compress and deploys into a larger space. So, there’s the nerve that has to be traversed is really no retraction on the nerve, everything from passive. And now on the other side of the nerve that shim enters the stent like peak shell, and it expands radially in width and height. And all of that aperture that stent opens up to now creates the opportunity to bring bone graft in what we call post pack or really safely toward the nerve with minimal nerve traffic. So, you get a tremendous amount of graft. In competitive offerings, this would be done with pick-ups and sort of manually or with little funnels, but with an increased amount of nerve traffic or that nerve would be stretched back much more than it is there. And so being able to change your geometry that expanded 56% in width. So, it went in for FlareHawk9, for example, in this example, went in at 9 mm and went to 14 and went up to up to 72% in height. So that’s being able to change your geometry without moving the nerve. And really, as I said, building that ship in the bottle.

[Slide 14]
And so, as we move into the next slide, we’ll see the offerings. There’s really a quiver, you can think of this as sort of the three wedges in a golf set or, or a selection of fly rods that you know, each offering creates a solution for a unique clinical pathology that they would see. The FlareHawk7 allows surgeons to address endoscopic. The endoscopic market in the United States is catching up to the globe, but it’s white hot in the U.S., much more established internationally. As you can see, that’s a number two pencil, and there’s the insertion profile of a compressed FlareHawk with the expanded footprint of a FlareHawk7 to 11 wide. And so truly the tire jack and you can see the lift in that and also how much wider it is as we move over to FlareHawk9 and FlareHawk11. This gives surgeons a tremendous opportunity, intraoperative flexibility. And of course, all of these will be overlaid with the TiHawk process in time; we were able to achieve a titanium offering without adding cost meaningfully and without adding any artifact, which plagues the current titanium market.

So, we’ve reduced artifact in terms of the MRI artifact that, that is seen with the titanium market. You know, in terms of de-risking, we’ve inserted over 11,000 implanted cages. We have the device and on the implant side, 3 peer-reviewed clinical studies in the IJSS Journal. Spine or IJSS Journal are really the Motor Trend or Car and Driver of our industry. So really in the top tier of clinical journals that we could ask for and that resulted in the CE Mark again with 97.4% fusion rate that’s typically seen in an anterolateral approach with, with an additive biologic, 0% side and zero adverse events, really pristine difference.

[Slide 15]
We move along to the next slide to our posterior offering. We see  a quiver of just exactly as we showed the 7-, 9-, and 11-mm implants. We have an offering here of the market segmentation for the open screw system, the MIS screw system, the cortical and, of course, the telescoping, hyper-innovative periscope system, which is a polyaxial screw that is  also telescopic, another, which is truly again, another example of adaptive geometry. This is a great offering for the robot, robotic, the robot merger with Fusion Robotics. However, when this was the perfect revenue pairing as really the model as you’ll see in the coming slides with, with the robotic offering is, is the razor razorblade model with the residual offering, you’ll see this with Stryker’s drill systems. It’s a very common model and that residual model, so we were set up very well to receive this merger because all of these products were queued up ready to go. Everything that I presented, the interbody devices, the FlareHawk, the Toro, the LineSider, all in time will be robotically placed, that’s important.

[Slide 16]
Moving to the next slide. So, as we segue into the robot, the Remi robot, that’s it. We’re holding the robotic portion in the hand. That’s the element that creates the robotic precision coupled with the camera. It can fit in a backpack, you could carry it on, on a plane, you could use a laptop. There are surgeons that are inquiring. We’ve had a surgeon buy one. They’re going, the lease price over 48 months is, is $7,000 approximately. So, this is radically changing the current robotic market, which is really you have to build the device into the building, they’re not, there’s, there’s not a demo available. I mean, we could move this in, you know, as, as quickly as you could move a bovie.

[Slide 17]
So. As you move into the next slide, that’s just the storage part, so and with a screen, but again, as I said, a laptop. It’s cost effective without compromise. We’re not, we’re not, there’s not a decrease in technology, in fact, as we’ll see is an increase in efficiency, very attractive surgeon economics. And one of the things that we’ve realized is that the, the younger surgeons that have been blessed with the ability to have technology. It’s not unlike having your rear-view camera in your car. You know, it’s great, but technology atrophies skill set and so we, we may not parallel park our car without as well as that camera. Well, that’s what’s happening. So, surgeons are becoming dependent on, their time during residency is limited now through legislation.
They don’t see as many of these, they don’t get as many snaps under center, so to speak. And so, what happens is they become more dependent on technology. And if the in-patient facility hospital is the only place that can afford that technology, then that surgeon really needs is, is dependent on that. If we offer a surgeon the favorable economics of moving all of the low radiation, hyper-precise robotic navigation he needs to put screws in safely, which is which really is the foundation of his fusion practice, then we create a tremendous gravity towards our products into the ASC. And not just the robot itself, but all of the products the robot will navigate: the screws, the inner body, the S.I. joint in time. So, this is the revenue gantry that I’m talking about.

[Slide 18]
So, we’ll take a quick look. The competitive offerings, the robot, and the camera are off the table because we’ll talk about our camera has such a wide cone of capture, there’s the spherical balls on all the instruments that, that need to be tracked, need to be seen in a camera. And most of these cameras, you have to take six feet back. That cone of capture you see there in the green cone is so wide that we only need 18 inches off, off the field. And so that, this provides a three-foot working zone that it’s, with a very, very close proximity. So, because of that, we can attach it to the bed. Because of that, an enormous amount of the cost come out and an enormous amount of the time.
So, the inefficiencies of the current system, they have to wheel that thing in there.

So here’s you could see a touch screen, you drag the screw there. There’s a green donut, surgeon now is moving this with his hand. He approximates that, it gets the blue peg close. Now it says, “in reach”, the robot will take over from here, with the precise trajectory dialed in. We’ll bring the cannula in, followed by the instrument pass and you’re moving to the next screw. It’s that simple. And so that cone of capture, that camera, it’s really how you look at a car, but what’s under the hood? And for us, it’s that camera that creates a huge technological advantage and cost advantage, time advantage. And so, this is really in, in the second mass effect is that our equipment will be FDA filed within the next month for clearance for the fluoroscopy to be the fiducial information. Currently, the robotic offerings are done with intraoperative CT or the O-arm. And so, when we have a fluoroscopy clearing, which we expect to have within six months, we’ll be able to use any C-arm in any ASC to create that fiducial information and really will be the blue ocean opportunity whereas no competitive offering that we’re aware of will be able to do the same at the same cost.

[Slide 19]
So, when we take a look at the moat that we’ve built around the company, we’ll take a look first at the patent protection. Our patent attorney, Jonathan Spangler, who’s on our board, built a moat, the intellectual moat, around NuVasive, and so really a whole team of patent attorneys, and all the portfolio companies that we’ve acquired have been very, very well protected in terms of intellectual property, both in the US and abroad.

When you take a look at the regulatory pathways, it’s a very linear model. We’re not contemplating an IDE or PMA, these are 510k approval pathways. When you take a look at the data, and typically data for a company of our size is forthcoming, so to have four peer reviewed studies for a company, three on the implant side, and one this early. So when you consider the path protection, the 510K regulatory pathway, and the published data, Accelus is a very galvanized investment opportunity.

[Slide 20]
So this is the peer review data that we’ve discussed: three around the FlareHawk studies. One was a multicenter study that resulted in a CE Mark. The others discuss high grade spinal thesis, very challenging pathology, and the other discussed the adaptive nature of the FlareHawk device. Uh, the navigation robot system done by Dr Pollina showed a marked improvement in time and setup of the Mazor X with an experienced Mazor team with a brand-new system to ours, so very encouraging data early on.

[Slide 21]
And we talk about the Toro device, different than FlareHawk, but utilizing the Adaptive Geometry ethos that we proffer. A little different in that it is not expanding in a radial fashion. Toro expands first in width and then in height. This was a value engineered as well. It was designed to be 3D printed. Almost 90% of the device can be 3D printed, and we expect to approximate well over 80% gross margin on the devices as well.

This directly addresses some of the more mechanical offerings that offer the ability to sort of dial in the height and was a little bit more adjustability and really dovetails without really any cannibalization of the FlareHawk market.

[Slide 22]
So, looking at Toro in depth, we’ve already received the 510K approval for the Toro lateral. That’s important, as we’ll be predicating on ourself moving forward. So, the posterior PLIF and TLIF, and the ALIF as well as the OLIF cervical all will receive predicate consideration off of an existing approval. So very, very much confidant having that approval in hand for Toro in the coming quarters.

[Slide 23]
If you look at the lumber antibody market by approach, you know, the bulk is done in posterior. Interestingly, our customer group in our own internal data more often than not do lateral or anterior. So, there’s a huge upside simply to capture our own customer base in these other approaches to the spine with the same Adaptive Geometry and the same robotic offering that we’re showing in the posterior and the TLIF approaches.

[Slide 24]
And as you can see here, our pipeline is ideally suited to capture this market across the swath, whereas many spine offerings really focus on, are very dogmatic this is the anterior approach, or this is the lateral approach. This is the way to do it. We really could be thought of more like Intel Inside where we overlay all of that. And so, we’re really agnostic in terms of approaches, and our innovation for our Toro mechanism can be cut and pasted into other iterations, other approaches very quickly in a very liner approval process.

[Slide 25]
And so, what this does is create this MIS ecosystem. And typically, one of these would really be the anchor store in the mall, so to speak. But the fact is that the Periscope screw, the Remi robot, the FlareHawk and Toro devices all create tremendous clinical value proposition, gravity or economic gravity in where all where the robot, where the implant or with the screw system can all get pulled through into that happy meal.

And so, we've shown that works exceptionally well in the first our first revenue test model, which was the posterior model. And so that really represents the company. We are truly a lemonade stand. And so, it's a drag and drop that into the more lucrative and higher reimbursing lateral and anteriors is a very linear event.

[Slide 26]
We're well-positioned with three facilities across the country. The spine hotbed of Southern California and the favorable employee laws there, we look to do a lot of recruiting for a lot of teams. The Boulder market with the Medtronic and Zimmer robotic navigation systems creates a big talent pool, and our robotics and navigation brain trust resides.

And of course, our large headquarters in Palm Beach Gardens, so really optimally suited to have regional flights to train surgeons, lowers cost, accessibility across a broad market, right? And to be able to get these, and I think COVID is brought people closer to home. So, these sort of, you know, with the larger facility  and two smaller facilities in Boulder and Carlsbad, we are uniquely positioned,

[Slide 27]
If we look at, really, the ambulatory surgery market as an example again. We overlay into the ASC market, but by no means are we strictly an ASC play, but it really does show how our value propositions and how improved clinical outcomes, how favorable economics and broad accessibility in an MIS ecosystem overlay, I can't think of a better test case than the ASC market. The current problem is, an ASC market, is they're solving for cost. The whole idea is that a few surgeons get together with a few partners, put in a few dollars, $4 or $5 million, build a facility and they’re after distribution profits and the facility fee that they don't get in an inpatient facility.

So, they're solving for cost. A million or a $1.5 million robot, it does not factor in. However, they need that. If they don't have a robot, they would be forced to use bi-planer fluoroscopy, which historically and statistically is a marked increase in radiation and has resulted in cancers in surgeons performing those cases with high radiation.

And so, they look at the robot and they say, “if you could get that robot in the ASC at that cost point, on a lease price, with a capital-friendly leasing structure, we would start to move these cases there.” And secondly, when you look at from an implant standpoint, they'd like to bring a larger swath of patients there. But morbidly obese, smokers, diabetics, people that are at stroke risk at anesthesia - they would feel more comfortable at an inpatient facility.  They're reluctant to go. So many surgeons now are using reduced anesthesia, a fentanyl or propofol cocktail.

So, the FlareHawk devices allowed him to not move that nerve and lower the anesthesia. If he had to move that nerve more, he would have to put the patient under more deeply anesthetized. And so, this is an example where the implant, our robot, all drive that MIS ecosystem into the ambulatory surgery center.

You could apply this exactly the same way into the international market. They're cost constrained. They want the same things. And so really, it is that value proposition of the adaptive geometry and portable robotics and navigation without compromise into the various markets.

[Slide 28]
The team is really ideally suited. The people on this page have built number one market share companies and are not intimidated and understand what it takes to scale from very small to very big.

[Slide 29]
And so, we look at growth opportunities, there are a number of short term and longer-term catalysts that are going to drive revenue, as we talked about that Happy Meal pull-through of the procedural capture and how that applies to the entire fusion market. So, launching new product lines that expose the depth and breadth of our line and giving our sales force, bringing more of them and giving them the line and the bag to drive more exclusive groups and really enough SKUs to drive the revenue.

And all of this underpinned with a robotic offering and really to accelerate the adoption into ASCs. You know, we grew during COVID and it's some of the most hard-earned growth we've ever had. And you know, what happened was we tracked pre-COVID the amount of cases that were done in ASC. And we saw a huge spike in March, April, May of 2020 in ASC usage and the surgeons that had ASCs were left with the ability to bring patients in and give them care. The surgeons that were dependent on inpatient facilities were kept out.

And so, that has really precipitated many surgeons investing, and you know, anecdotally, I could go on about how many surgeons have finally made that decision that they're going to be moving there, so there is a huge push towards this and we're in the perfect spot. And with the CE mark in hand now and with the favorable very low COGS and high margins that we have, we can leverage those low COGS into profitable transfer fees, profits that approximate most of the strategics in the U.S., gross margins for us to get international. So, we're going to have a thoughtful international expansion there to take advantage of those margins.

[Slide 30]
So, growth avenues. Our revenue moving forward is simply filling in the depth and breadth of those SKUs, bringing the robots in from the CT base into the fluoro. The fact that we're going to achieve this trajectory with over 80% gross margins, which is above industry average, provides a very attractive financial profile.

[Slide 31]
And so, if you were just to really condense this into a few takeaways, you know, we're truly improving clinical outcomes, creating favorable economics, not just for the hospital but for surgeons in their practices and for patients, bringing a demonstrated value proposition with already compelling clinical data, a huge pipeline coming down, a dynamic business model with just multifaceted pull through opportunities and the right team to do it with proven leaders.

Thank you for your time today and thank you for your interest in Accelus.